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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Republic Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 North Racine Ave, Suite 4700
(No. and Street)

Chicago	IL	60614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Levin 773-236-8045

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC

(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert S. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Republic Partners LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member & CEO

Title

OFFICIAL SEAL
KIM MARIE LERO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/10/22

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Republic Partners, LLC

Financial Report
with Supplemental Information
December 31, 2020

Republic Partners, LLC

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Republic Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Republic Partners, LLC as of December 31, 2020 and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Republic Partners, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Republic Partners, LLC's management. Our responsibility is to express an opinion on Republic Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Republic Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To the Board of Directors and Members
Republic Partners, LLC

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Republic Partners, LLC's financial statements. The supplemental information is the responsibility of Republic Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Republic Partners, LLC's auditor since 2017.
Chicago, Illinois
February 3, 2021

Republic Partners, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	1,891,944
Receivables (Net of Allowance for Doubtful Accounts of $24,000)		92,650
Deferred Contract Costs		86,029
Prepaid Expenses		20,889
Right of Use Asset		26,146
Property & Equipment (Net of Accumulated Depreciation of $29,842)		53,413
Deposits		3,915
Total Assets	$	2,174,986
Liabilities & Members' Equity		
Accounts Payable	$	7,558
Accrued Expenses		4,234
Lease Obligation		27,692
Deferred Revenue		305,126
Paycheck Protection Program Loan		154,156
Total Liabilities		498,766
Members' Equity		1,676,220
Total Liabilities & Members' Equity	$	2,174,986

See notes to financial statements

Republic Partners, LLC

Statement of Operations For the Year Ended December 31, 2020

Total Revenue		$ 1,170,596
Expenses		
Compensation	730,121	
Professional Fees	142,875	
Benefits	167,252	
Travel, Meals & Entertainment	25,339	
Office Lease	53,093	
Business Intelligence	48,453	
Compliance & Licensing	57,822	
Professional Memberships & Subscriptions	13,411	
Other Expense	42,845	
Total Expense		1,281,211
Loss Before Other Income		(110,615)
Investment Income		14,398
Net Loss		$ (96,217)

See notes to financial statements

Republic Partners, LLC

Statement of Changes in Members' Equity for the Year Ended December 31, 2020

Balance - As of January 1, 2020	$	3,941,632
Net Loss		(96,217)
Distributions		(2,169,195)
Balance - As of December 31, 2020	$	1,676,220

See notes to financial statements

Republic Partners, LLC

Statement of Cash Flows for the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net Loss	$	(96,217)
Adjustments to reconcile Net Loss to net cash used in operations:		
Add: Depreciation Expense		6,677
Add: Amortization of Right of Use Asset		50,265
Change in Receivables		262,287
Change in Deferred Contract Costs		63,606
Change in Prepaid Expenses		45,348
Changes in Accounts Payable		(55,420)
Changes in Deferred Revenue		(327,019)
Change in Operating Lease Liability		(52,546)
Change in Accrued Expenses		(46,587)
Net Cash used in operating activities		(149,606)
Net Cash used in Investing Activities - Acquisition of Property & Equipment		(42,500)
Cash Flows from Financing Activities		
Distributions		(2,169,195)
Proceeds from Paycheck Protection Program Loan		154,156
Net Cash used in Financing Activities		(2,015,039)
Net Decrease in Cash		(2,207,145)
Cash - Beginning of Period		4,099,089
Cash - End of Period	$	1,891,944

See notes to financial statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Republic Partners, LLC (the "Company") was formed May 29, 2013 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Illinois. There are three members of the Company. The Company's office is located in Chicago, Illinois and provides financial advisory services to closely held companies throughout the United States.

Effective January 3, 2017, the Company became registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). As a registered broker-dealer, the Company provides financial advisory services in connection with mergers and acquisitions and placement agent services in connection with the private placement of securities.

Aspects of the Limited Liability Company – As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has two classes of member interests and the members' interests are in proportion to the number of units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement and the Class B Membership Interests Award Agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes – The Company is treated as a partnership for income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

Accounting principles generally accepted in the United States of America (GAAP) requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more – likely – than not would not be sustained upon examination by the Internal Revenue Service (IRS). As of December 31, 2020, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Cash – The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition – Revenue is realized from fees for services provided in connection with the sale or purchase of an entity or as a percentage of the amount of privately placed securities in a financing event, the effect of which is to change the financial structure, control, or ownership of an entity. These fees are recognized as earned when the related transaction is completed as required under ASC 606. Fees may also be recognized upon termination of a contract. Revenue from advisory services not associated with the completion of an acquisition or sale agreement are earned and recognized as services are performed.

Note 1 - Nature of Business and Summary of Significant Accounting Policies – (Continued)

Deferred Contract Cost – Wages and other costs related to the fulfilment of a contract are capitalized to the extent they are explicitly reimbursable by the client and expensed when the related revenue is recognized. All advisory related expenses are expensed as incurred.

Management Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of Minimum Net Capital and requires a ration of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $1,578,606 of which $1,573,606 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.0.

Note 3 – Leases

The Company has an obligation as a lessee for office space through June 30, 2021. The Company has classified this lease as an operating lease. In accordance with ASC 842, the Company has recognized a lease liability and a right of use asset on the balance sheet. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, calculated based on the Company's incremental borrowing rate, estimated at 5%. Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

Cash paid for office rent amounted to $55,374 for the year ended December 31, 2020. Lease cost recognized amounted to $53,093 for the year ended December 31, 2020.

Payments due under the noncancelable operating lease as of December 31, 2020 are as follows:

2021	28,098

The Company has an option to extend the lease for an additional two years. This option is not included in determining the lease liability or any other information presented above.

Note 4 – Paycheck Protection Program Loan

On April 20, 2020, the Company entered into a note agreement in which it received $154,156 of federal stimulus funds through its primary lender. The funds were issued pursuant to the

Note 4 – Paycheck Protection Program Loan, continued

Coronavirus Aid, Relief, and Economic Security Act's (CARES Act) Paycheck Protection Program (PPP). The PPP required Company officials to certify certain statements that permitted the Company to qualify for the loan and provides loan forgiveness for a portion up to all of the borrowed amount if the Company uses the loan proceeds for the permitted expenditures described in the note agreement; the portion not forgiven will require the Company to pay back this amount in full by April 20, 2022, under equal monthly principal installment payments beginning on November 20, 2020, with interest at 1.00 percent. The Company has the right to prepay any amount outstanding at any time without penalty. On November 15, 2020 the Company submitted the PPP Loan Forgiveness Application Form 3508EZ with certifications and payroll documentation to support the request for full forgiveness of the loan. The approval is pending as of the date of this report. The Company has $154,156 of outstanding PPP loans as of December 31, 2020.

Note 5 – Major Customers

For the year ended December 31, 2020, 51% of the Company's fee revenue was attributable to two clients.

Note 6 – Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress nor is any anticipated as of December 31, 2020.

Note 7 – Subsequent Events

No significant events occurred subsequent to year-end. Subsequent events have been evaluated through February 3, 2021, which is the date these financial statements were available to be issued.

Supplemental Information

Republic Partners, LLC

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2020

Total Members' Equity	$	1,676,220
Deductions and / or Changes		
Non-allowable assets		(251,770)
Exclusion from aggregate indebtedness		154,156
Net capital		1,578,606
Net Capital Required		5,000
Excess Net Capital	$	1,573,606
Aggregate Indebtedness		13,338
Ratio of Aggregate Indebtedness to Net Capital		.01 to 1.0

No material differences exist between the audited Computation of Net Capital presented above and the corresponding schedule included in the Company's unaudited December 31, 2020 Form X-17A-5 Part II filed on January 26, 2021.

Republic Partners, LLC

Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 and Information relating to Possession or Control Requirements under SEC Rule 15c3-3

The Company does not hold customer cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Republic Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Republic Partners, LLC indicated that Republic Partners, LLC may file an Exemption Report because it had no obligations under 17 C.F.R. §240.15c3-3 and Republic Partners, LLC does not handle cash or securities on behalf of customers (the "exemption provisions") and (2) Republic Partners, LLC stated that Republic Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Republic Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Republic Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 3, 2021

Republic Partners, LLC
Exemption Report
December 31, 2020

Republic Partners, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not and will not, (i) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (ii) does not and will not carry accounts of or for customers, and (iii) does not and will not carry PAB accounts (as defined in Rule 15c3-3).

(2) The Company engages in the following types of business: private placements of securities and mergers and acquisitions.

(3) The Company conducted its operations as described in items (1) and (2) above for the period January 1, 2020 through December 31, 2020 without exception.

I, Robert S. Levin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert S. Levin
Managing Member & CEO
February 3, 2021